Exhibit 99.5
CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO
18 U.S.C. 1350
(SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002)

I, Bevin Wirzba, the President and Chief Executive Officer of South Bow Corporation (the “Company”), in compliance with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, hereby certify, in connection with the Company’s quarterly report on Form 6-K for the period ended June 30, 2025 with the Securities and Exchange Commission (the “Report”), that:
1.the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 6, 2025

/s/ Bevin Wirzba
Bevin Wirzba
President and Chief Executive Officer
(Principal Executive Officer)